June 21, 2021

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:Boxabl Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed on May 26, 2021

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated June 9, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Boxabl Inc. (the “Company”). We would like to take this opportunity to confirm if the following proposed disclosure language would satisfy the Staff’s concerns regarding the Stockholders Agreement identified in Comment #2 to the June 9, 2021 letter. Copied below is Comment #2, together with our response.

Stockholders Agreement, page 34

2. We note your revised disclosure and response to comment 5. It appears that stockholder obligations relate solely to compliance with transfer restrictions. Please clarify any other material provisions a stockholder could be "liable for" as a breach of the agreement.

The Company intends to amended its disclosure to clarify what liabilities could occur as a result of breach of the Stockholders Agreement. The intended amended disclosure regarding the Stockholders Agreement under “Securities Being Offered” is provided below:

Stockholders Agreement

All holders of the company’s Common Stock and Series A-1 and Series A Preferred Stock will be subject to our Stockholders Agreement. The following summary is qualified in its entirety by the terms and conditions of the Stockholders Agreement itself.

Directors and Management of the Company

The Stockholders Agreement provides for control of the Board of Directors of the company by Paolo Tiramani and Galiano Tiramani. The Stockholder Agreement further provides for supermajority approval of the voting holders of Common Stock of the company for the company to undertake specified actions.

Restriction on Transfer

Holders of the Common Stock and Series A-1 and Series A Preferred Stock are restricted from transferring their shares acquired in this offering, except under limited circumstance following approval of the Board of Directors of the company. The purpose of this provision is to grant a measure of control to the Board of Directors to ensure that any transfer does not result in ownership interests by competitors of the company, or would create significant burdens or obligations for the company to comply with federal or state laws. For any transfer approved by the Board of Directors, the transferee will be required to become party to the Stockholders Agreement as well.

Release of Obligations Upon Transfer

As the Stockholders Agreement applies to senior management of the company as well as investors in this offering, it includes obligations that may not be applicable to all investors because of their circumstances. For instance, the Stockholders Agreement includes a requirement to maintain the confidentiality of non-public information about the company. However, an investor in this offering would likely only have access to public information, and never encounter an instance in which the investor would incur any liability to the company for sharing of such information. Other provisions, like the representation about the capacity or authority to enter into the Stockholders Agreement, if breached by the investor, may require corrective actions to be taken, which create liability to the company by the investor. Further, as noted above, the Stockholders Agreement includes certain restrictions on transfer which must be complied with, otherwise corrective actions would need to be taken, creating a liability to the company by the investor.

That said, investors will only be subject to the provisions of the Stockholders Agreement while holding the shares of the company. Should an investor transfer of all the shares held by the investor, in compliance with the Stockholders Agreement, the investor will have no further obligations under the Stockholders Agreement and not be liable to the company for any action that may be considered a breach of the Stockholders Agreement.

Termination of Stockholders Agreement

The Stockholders Agreement will terminate upon the earliest of (1) the consummation of an Initial Public Offering pursuant to an effective registration statement; (2) a merger or business combination resulting in the company being traded on a national securities exchange; (3) the date that there are no holders of the company’s equity securities; (4) dissolution or winding up of the company; or (5) by unanimous agreement of the stockholders of the company.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.